SilverCrest Reports Q1, 2022 Financial Results

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - May 10, 2022 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to report the Company's unaudited financial results for the first quarter of 2022 ("Q1, 2022"). The unaudited condensed consolidated interim financial statements and management's discussion and analysis ("MD&A") for the three months ended March 31, 2022 are available under the Company's SEDAR profile on www.sedar.com or on SilverCrest's website www.silvercrestmetals.com. All amounts herein are presented in United States Dollars, unless otherwise stated.

The Company's top priority is the high-grade, historic Las Chispas mining district in Sonora, Mexico, where it has completed a feasibility study (the "Feasibility Study") and construction is near completion on its Las Chispas Project.  Details of the Feasibility Study, including an updated Mineral Resource Estimate and an initial Mineral Reserve Estimate, are provided in a technical report filed under the Company's SEDAR profile entitled, "NI 43-101 Technical Report & Feasibility Study on the Las Chispas Project" with an effective date of January 4, 2021 (the "Technical Report").

Q1, 2022 Highlights

● At the end of Q1, 2022, overall construction progress at Las Chispas was 95.7%. Start-up of the plant remains on track for Q2, 2022, in line with the Feasibility Study for the Las Chispas Project. Construction completion remains on track despite a decline in labour availability in Q1, 2022 due to COVID-19, which eliminated the schedule gains made in 2021.

● To the end of Q1, 2022, the Company has committed $114.6 million (83.2%) of the $137.7 million Feasibility Study capital cost estimate and incurred $108.0 million. Of the remaining capital budget to be incurred in Q2, 2022 ($29.7 million), 22% ($6.3 million) is related to the Ausenco fixed price engineering, procurement and construction ("EPC") contract for process plant construction and 27% ($8.0 million) is unused contingency.

● During Q1, 2022, SilverCrest completed 2.0 kilometres ("km") of underground development for a total of 19.5 km of underground development since 2019. Unit underground development costs continued to track slightly under budget. Two of the four mining methods proposed in the Feasibility Study, long hole and resue, commenced with the extraction of select stopes in the Babicanora Main, Vista and Norte veins.

● At the end of Q1, 2022, after 2.46 million work-hours completed since the start of construction, the Company's Lost Time Injury Frequency Rate ("LTIFR") was 0.57 per 200,000 working hours and its Total Recordable Injury Frequency Rate ("TRIFR") was 3.98 per 200,000 working hours. SilverCrest continues to operate a confined camp and remains committed to its COVID-19 protocols, with more than 20,000 PCR tests completed to the end of Q1, 2022.

● The H1, 2022 exploration focus at Las Chispas is to map and sample unexplored areas and generate new drill targets. The updated technical report is now targeted to be released in H1, 2023 (previously H2, 2022) which will allow for additional data from further in-vein drifting, initial months of stoping, and processing, and delineation drill results to be included.

● During Q1, 2022, the Company completed an estimated 10,133 metres of exploration core drilling at El Picacho property located approximately 40 km (85 road km) north of Las Chispas. The Company also announced additional results from its initial drill program. Please refer to the Company's news release dated April 13, 2022 for further details and results.

● As at the end of Q1, 2022, SilverCrest had cash and cash equivalents of $152.0 million and $30.0 million remaining under a $120.0 million project financing facility (the "Credit Facility").

Las Chispas Expenditures

During Q1, 2022, Las Chispas expenditures recorded under mineral property, plant and equipment totaled $21.4 million (inclusive of unpaid accrued expenditures), of which $1.2 million was for plant and equipment purchases, $6.1 million for construction in progress costs, and $14.1 million for mineral property costs.

El Picacho ("Picacho") Expenditures

The Company completed an estimated 10,133 metres of drilling at Picacho during Q1, 2022 and incurred a total of $1.6 million for the Picacho property under exploration and evaluation expenditures during this period. As of March 31, 2022, the Company had drilled an estimated cumulative 90,900 metres (373 drill holes) since acquiring the Picacho property in Q3, 2020. As of April 30, 2022, there were two surface rigs active at Picacho. During Q1, 2022, the Company announced additional results from its initial drill program. Please refer to the Company's news release dated April 13, 2022 for further details and results.

Financial Results

At March 31, 2022, the Company held $152.0 million (December 31, 2021 - $176.5 million) as cash and cash equivalents and had value-added taxes ("IVA") receivable in Mexico of $25.8 million (December 31, 2021 - $23.3 million) and mineral property, plant and equipment of $186.5 million (December 31, 201 - $165.7 million).

The Company has financed its operations to date through the issuance of common shares and debt. The Company currently has no operations from which to derive revenues. During the three months ended March 31, 2022, the Company incurred a loss of $8.7 million (three months ended March 31, 2021 - $12.7 million) and a comprehensive loss of $2.7 million (three months ended March 31, 2021 - $4.0 million).

Please refer to the Company's Q1, 2022 unaudited condensed consolidated interim financial statements and MD&A for additional information.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration and development company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's top priority is on the high-grade, historic Las Chispas mining district in Sonora, Mexico, where it has completed a feasibility study on the Las Chispas Project and is proceeding with mine construction. Startup of processing at the Las Chispas Mine is targeted for Q2, 2022. SilverCrest is the first company to successfully drill-test the historic Las Chispas Property resulting in numerous high-grade precious metal discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company's construction and exploration programs at the Las Chispas Project and the start-up of processing at the Las Chispas Mine during Q2, 2022. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: impact of the COVID-19 pandemic; the reliability of mineralization estimates, mining and development costs, the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: uncertainty as to the impact and duration of the COVID-19 pandemic; the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Lindsay Bahadir, Manager Investor Relations and Corporate Communications

Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada & USA)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1